

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Arthur Halleran
President & Chief Executive Officer
Trillion Energy International Inc.
Turan Gunes, Bulvari, Park Oran Ofis Plaza
180-y, Daire:54, Kat:16, 06450, Oran, Cankaya, Anakara, Turkey

>   **Re: Trillion Energy International Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 25, 2021**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed October 27, 2021**
>   **File No. 333-260489**

Dear Mr. Halleran:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: William L. Macdonald